MARCH 9, 2001


     ELIMINATION OF CLAUSE ADJUSTING VIVENDI UNIVERSAL VOTING RIGHTS AT ANY
             SHAREHOLDERS' MEETING WHERE A QUORUM OF 60% IS REACHED


   Vivendi Universal's board of directors has decided to submit a resolution at the annual shareholder's meeting on April 24, 2001, aimed at eliminating application of the clause adjusting the voting rights of any shareholder owning more than 2% of the company's capital stock. This will apply whenever a quorum of 60% is reached. The decision is in line with the commitment made by Jean-Marie Messier at the extraordinary shareholders' meeting on December 5, 2000.

   If the resolution is approved by the shareholders, this change will round off a series of measures already taken by Vivendi Universal to implement the best international practices in terms of corporate governance. Measures previously taken include the elimination of double voting rights, the elimination of the possibility of launching a capital increase in the event of a public offering, and ensuring the Board of Directors includes a majority of independent directors (non-executive directors who do not represent any major shareholders or financial or trading partners).

   Vivendi Universal intends to encourage its shareholders, especially individual investors, to vote at meetings, in particular by using the possibility offered to them of voting by correspondence. The company noted with satisfaction that 180,000 shareholders--four to five times more than usual--participated in the vote on December 5 that created Vivendi Universal.